Valneva to Participate at U.S. and European Investor Conferences in June

Saint-Herblain (France), May 26, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will present and hold investor meetings at several upcoming investor conferences in the United States and Europe in June 2025.

Key topics for discussion include Valneva’s commercial stage vaccines and its differentiated portfolio of vaccine candidates, including VLA15, the world’s leading Lyme disease vaccine candidate. VLA15 is partnered with Pfizer and currently being evaluated in a pivotal Phase 3 trial for which the Company expects first data at the end of 2025.

Institutional investors who would like to meet 1on1 with management at any of the below conferences are asked to submit a request to their representative at the respective bank.

Jefferies Global Healthcare Conference
Format         Fireside chat and investor meetings
Date/ time         June 5, 2025, 11:40am ET
Webcast    Link. A replay of the webcast will also be available in the “Investor” section of the Valneva website.
Location        New York

Goldman Sachs 46th Annual Global Healthcare Conference:
Format            Fireside chat and investor meetings
Date/ time        June 9, 2025, 1:20pm ET
Location         Miami, FL

Oddo BHF Nextcap Forum:
Format            Investor meetings only
Date/ time        June 12, 2025
Location         Virtual

BNP Paribas SMID Cap Conference:
Format            Investor meetings only
Date/ time        June 18, 2025
Location         Paris, France

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly
VALNEVA SE

specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 Laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to use and regulatory review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results or new adverse events, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.